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Exhibit 99.1

First Quarter Report 2020

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2020

This Management's Discussion and Analysis ("MD&A") dated April 30, 2020 of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") should be read in conjunction with the Company's condensed interim consolidated financial statements for the three months ended March 31, 2020 that were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB"). This MD&A should also be read in conjunction with the MD&A and consolidated financial statements included in the Company's Annual Report on Form 40-F for the year ended December 31, 2019 (the "Form 40-F"), prepared in accordance with IFRS. The condensed interim consolidated financial statements and this MD&A are presented in United States dollars ("US dollars", "$" or "US$") and all units of measurement are expressed using the metric system, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars ("C$"), Mexican pesos or European Union euros ("Euros" or "€"). Additional information relating to the Company, including the Company's Annual Information Form for the year ended December 31, 2019 (the "AIF"), (as part of the Form 40-F) is available on the Securities and Exchange Commission ("SEC") website at www.sec.gov/edgar and on the Canadian Securities Administrators' (the "CSA") SEDAR website at www.sedar.com.

Forward-Looking Statements

Certain statements contained in this MD&A constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws and are referred to herein as "forward-looking statements". When used in this MD&A, the words "anticipate", "could", "estimate", "expect", "forecast", "future", "plan", "possible", "potential", "will" and similar expressions are intended to identify forward-looking statements. Such statements include, without limitation:

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  statements regarding the Company's plans to resume operations following temporary suspensions of operations related to the COVID-19 pandemic, including the timing thereof and impacts on anticipated gold production and costs, as well as expected activities while such suspensions are ongoing;

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  statements regarding the impact of the COVID-19 pandemic and measures taken to reduce the spread of COVID-19 on the Company's operations and overall business;

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  the Company's forward-looking production outlook, including estimated ore grades, recovery rates, project timelines, drilling results, metal production, life of mine estimates, total cash costs per ounce, all-in sustaining costs per ounce, mine site costs per tonne, other expenses, cash flows and free cash flow;

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  the estimated timing and conclusions of technical studies and evaluations;

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  the methods by which ore will be extracted or processed;

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  statements concerning the Company's expansion plans at the Kittila mine, Meliadine mine's Phase 2 project and Amaruq deposit's Phase 2 project, and the Company's ramp up of activities at the Meliadine mine, and Amaruq deposit, including the timing, funding, completion and commissioning thereof;

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  statements concerning other expansion projects, recovery rates, mill throughput, optimization and projected exploration, including costs and other estimates upon which such projections are based;

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  statements regarding timing and amounts of capital expenditures, other expenditures and other cash needs, and expectations as to the funding thereof;

  •
  estimates of future mineral reserves, mineral resources, mineral production, optimization efforts and sales;

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2020

  •
  the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production;

  •
  estimates of mineral reserves and mineral resources and the effect of drill results on future mineral reserves and mineral resources;

  •
  statements regarding the Company's ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing thereof;

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  statements regarding anticipated future exploration;

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  the anticipated timing of events with respect to the Company's mine sites;

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  statements regarding the sufficiency of the Company's cash resources;

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  statements regarding repayments of the Company's unsecured revolving bank credit facility;

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  future dividend amounts and payment dates; and

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  statements regarding anticipated trends with respect to the Company's operations, exploration and the funding thereof.

Such statements reflect the Company's views as at the date of this MD&A and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in the Company's MD&A and AIF for the year ended December 31, 2019 filed with Canadian securities regulators and that are included in its Form 40-F for the year ended December 31, 2019 filed with the SEC as well as: the return to normal operations as of July 1, 2020 at all of the Company's mine sites following measures being put in place in response to the COVID-19 pandemic; that governments, the Company or others do not take additional measures in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company's ability to operate its business; that cautionary measures taken in connection with the COVID-19 pandemic do not affect productivity; that measures taken relating to, or other effects of, the COVID-19 pandemic do not affect the Company's ability to obtain necessary supplies and deliver them to its mine sites; that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp up of operations at each of Agnico Eagle's properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle's expectations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company's operations at the LaRonde mine and other properties is as expected by the Company; that the Company's current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.

Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such risks include, but are not limited to: the extent and manner to which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19, may affect the Company, whether directly or through effects on employee health, workforce productivity and availability (including the ability to transport personnel to the Meadowbank Complex and Meliadine mine which operate as fly-in/fly-out camps), travel restrictions, contractor availability,

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2020

supply availability, ability to sell or deliver gold dore bars or concentrate, availability of insurance and the cost thereof, the ability to procure inputs required for the Company's operations and projects or other aspects of the Company's business; uncertainties with respect to the effect on the global economy associated with the COVID-19 pandemic and measures taken to reduce the spread of COVID-19, any of which could continue to negatively affect financial markets, including the trading price of the Company's shares and the price of gold, and could adversely affect the Company's ability to raise capital; the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company's operations, including the LaRonde mine; mining risks; community protests, including by First Nations groups; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company's stock price; and risks associated with the Company's currency, fuel and by-product metal derivative strategies.

For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A, see the AIF and MD&A for the year ended December 31, 2019 filed on SEDAR website at www.sedar.com and included in the Form 40-F for the year ended December 31, 2019 filed on EDGAR website at www.sec.gov, as well as the Company's other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Meaning of "including" and "such as":    When used in this MD&A the terms "including" and "such as" mean including and such as, without limitation.

Business Overview

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since its formation in 1972. The Company's mines are located in Canada, Mexico and Finland, with exploration and development activities in Canada, Europe, Latin America and the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Agnico Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals, primarily silver, zinc and copper.

Agnico Eagle's operating mines and development projects are located in what the Company believes to be politically stable countries that are supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its new mines and recently acquired mining projects have long-term mining potential.

Recent Developments

Impact of COVID-19 on the Company's Business and Operations

In December 2019, a novel strain of coronavirus known as COVID-19 surfaced in Wuhan, China and has spread around the world, with resulting business and social disruption. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The speed and extent of the spread of COVID-19, and the duration and intensity of resulting business disruption and related financial and social impact, are uncertain. Further, the extent and manner to which COVID-19, and measures taken by governments, the Company or

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2020

others to attempt to reduce the spread of COVID-19, may affect the Company cannot be predicted with certainty.

On March 19, 2020, following the declaration of a state of public health emergency relating to COVID-19 by the Government of Nunavut, the Company decided to send home its Nunavut-based workforce from its Meliadine and Meadowbank operations as well as its exploration projects, as part of an effort to limit the risk of spread of COVID-19 in Nunavut.

In response to an order by the Government of Quebec, issued on March 23, 2020 (the "Quebec Order") to close all non-essential businesses as a result of the COVID-19 pandemic, the Company took steps to ramp down its operations in the Abitibi region of Quebec (the LaRonde, LaRonde Zone 5, Goldex and Canadian Malartic mines). The Quebec Order was part of the Quebec government's response to the COVID-19 pandemic. The Quebec Order was subsequently extended to May 4, 2020; however, on April 15, 2020, the Government of Quebec lifted the restrictions on mining operations. During the period, each of these operations was placed on temporary suspension, and minimal work took place. The Company also significantly reduced activities at the Meliadine mine and Meadowbank Complex in Nunavut, which are serviced out of Quebec, and exploration activities in Canada were suspended.

Commencing on April 15, 2020, the Company took steps to restart operations in the Abitibi region with the plan to ramp up production gradually over a period of time. Mining and milling activities in the Nunavut operations are expected to ramp up to full capacity in June 2020 and the Company is evaluating various plans of re-integrating the Nunavut-based workforce into operations without compromising the health and safety of their communities.

In late March 2020, a COVID-19 case was confirmed at the Kittila mine. As part of the response protocols, the Company immediately suspended all underground operations at Kittila for 72 hours in order to identify other employees who may have been in close contact with the employee who had tested positive. In addition, all common areas in the workplace were thoroughly cleaned and disinfected. Underground operations resumed on March 31, 2020. There was no interruption to surface or mill operations as mill production was maintained with surface stockpiles.

On April 2, 2020 the Government of Mexico issued a decree (the "Decree") relating to the COVID-19 pandemic requiring that all non-essential businesses suspend operations until April 30, 2020. In response to the Decree, mining operations at the Company's Mexico operations (Pinos Altos, Creston Mascota and La India mines) were ramped down. Most of the activity at these operations were suspended by the Company with the exception of heap leaching at the Creston Mascota and La India mines. On April 17, 2020 the Government of Mexico extended the suspension of non-essential businesses until May 30, 2020 with the possibility of earlier re-start on May 18, 2020 for businesses located in areas with few COVID-19 cases. The Company is in discussions with the Government of Mexico to determine whether its mining operations qualify to be able to restart at the earlier date. The Company's mining operations and the exploration activities remain suspended pending further clarification from the Government.

As a result of the COVID-19 pandemic, the Company took action to help prevent the spread of the outbreak at its sites and protect its employees, contractors and the communities in which it operates. The enhanced health and safety measures included screening employees and contractors entering the Company's sites for potential symptoms of COVID-19, increased cleaning and disinfection services in lunchrooms, change areas and workplaces, modification of mining protocols to facilitate physical distancing and setup of a mobile laboratory for on-site testing for COVID-19 at the Nunavut sites.

Due to border closures and travel restrictions imposed by federal and local governments, the Company suspended non-essential travel for all employees, including non-essential visits to the Company's mines and projects. The Company also instituted a change to the shift rotation of its employees at Nunavut sites, which

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2020

operate as fly-in/fly-out camps, to 28 days from 14 days to increase the safety of its employees and the communities. In addition, the Company's corporate office and regional offices were closed, and employees were requested to work from home. The Company has utilized various technology solutions to limit the adverse impact of travel restrictions and remote work arrangements on the Company's ability to operate and adhere to its business goals. Further measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19 may adversely affect workforce productivity and availability, including the ability to transport personnel to the Meadowbank Complex and Meliadine mine.

The Company continues to assess the logistics challenges to its supply chain and distribution methods to deliver its dore bar and concentrate products from mines to third-party refineries and smelters. The Company has observed minimal impact to the supply chain to date. The Company has sufficient stock of critical components and has worked closely with its key suppliers to secure future orders of materials. Similarly, the Company has not experienced significant disruption to its distribution network and ability to deliver its products to smelting and refining facilities or ability to sell finished products to its customers. However, further measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19 may adversely affect the Company's availability of supplies or its ability to sell or deliver gold dore bars or concentrate.

There are significant uncertainties with respect to future developments and impact to the Company related to the COVID-19 pandemic, including the duration, severity and scope of the outbreak and the measures taken by governments, the Company and others to contain the pandemic. The duration of the suspensions of operations may be extended or further suspension of operations may be required as a result of another increase in COVID-19 infection rates. There are uncertainties with respect to the pace at which the Company can achieve a timely and safe ramp up of operations once all restrictions are lifted.

Financial and Operating Results

Results of Operations

Agnico Eagle reported a net loss of $21.6 million, or $0.09 per share, in the first quarter of 2020 compared with net income of $37.0 million, or $0.16 per share, in the first quarter of 2019. Agnico Eagle reported adjusted net income of $56.0 million, or $0.23 per share, in the first quarter of 2020 compared with adjusted net income of $32.0 million, or $0.14 per share, in the first quarter of 2019. For a reconciliation of adjusted net income to net (loss) income as presented in the condensed interim consolidated statements of (loss) income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

In the first quarter of 2020, the operating margin (revenues from mining operations less production costs) of $315.8 million increased compared to $255.3 million in the first quarter of 2019 primarily due to a 26.2% increase in revenues from mining operations as a result of a 21.2% higher average realized price in gold and a 4.3% increase in the sales volume of gold ounces between periods which excludes 2,974 pre-commercial gold ounces from the Barnat deposit at the Canadian Malartic mine. Gold production increased to 411,366 ounces in the first quarter of 2020 compared with 398,217 ounces in the first quarter of 2019 primarily due to increased gold production from the Meliadine mine. Partially offsetting the overall increase in gold production was a decrease in gold production from the LaRonde mine as a result of the delay in accessing higher grade ore from the West mine as additional ground support was being completed, and a nine-day shutdown of the Company's Quebec operations, as mandated by the Quebec Government, and significantly reduced mining activities in Nunavut related to COVID-19 precautionary measures. Cash provided by operating activities amounted to $163.4 million in the first quarter of 2020 compared with $148.7 million in the first quarter of 2019. Total weighted average cash costs per ounce of gold produced amounted to $836 on a by-product basis and $889 on a co-product basis in the first quarter of 2020 compared with $623 on a by-product basis and $704 on a co-product basis in the first quarter of 2019. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2020

deducting by-product metal revenues) to production costs as presented in the condensed interim consolidated statements of (loss) income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

The table below sets out variances in the key drivers of net (loss) income for the three months ended March 31, 2020, compared with the three months ended March 31, 2019:

(millions of United States dollars)	Three Months Ended March 31, 2020 vs. Three Months Ended March 31, 2019
Increase in gold revenues	$140.2
Increase in silver revenues	1.8
Decrease in net copper revenues	(0.1)
Decrease in net zinc revenues	(2.2)
Decrease in production costs due to effects of foreign currencies	3.1
Increase in production costs	(82.3)
Increase in exploration and corporate development expenses	(4.2)
Increase in amortization of property, plant and mine development	(25.3)
Increase in general and administrative expenses	(1.5)
Increase in finance costs	(2.0)
Change in loss (gain) on derivative financial instruments	(52.4)
Change in non-cash foreign currency translation	(1.6)
Increase in other expenses	(2.7)
Increase in income and mining taxes	(29.4)

Total net (loss) income variance	$(58.6)

Three Months Ended March 31, 2020 vs. Three Months Ended March 31, 2019

Revenues from mining operations increased to $671.9 million in the first quarter of 2020, compared with $532.2 million in the first quarter of 2019, primarily due to a 21.2% increase in the average realized price of gold and a 4.3% increase in the sales volume of gold ounces between periods which excludes 2,974 pre-commercial gold ounces from the Barnat deposit at the Canadian Malartic mine.

Production costs were $356.1 million in the first quarter of 2020, a 28.6% increase compared with $276.9 million in the first quarter of 2019, primarily due to the contribution of mining and milling costs from the Meliadine mine which achieved commercial production during the second quarter of 2019, and increased costs related to the slower than expected ramp up at the Amaruq satellite deposit at the Meadowbank Complex. Partially offsetting the total increase in production costs was a decrease in the mining and milling costs at the LaRonde mine primarily due to the delay in accessing higher grade ore from the West mine as additional ground support was being completed and the weakening of the Canadian dollar, Mexican peso and Euro relative to the US dollar between periods. There was no significant impact of COVID-19 on the Company's production costs in the first quarter of 2020.

Weighted average total cash costs per ounce of gold produced increased to $836 on a by-product basis and $889 on a co-product basis in the first quarter of 2020, compared with $623 on a by-product basis and and $704 on a co-product basis in the first quarter of 2019, primarily due to the contribution of mining and milling costs from the Meliadine mine which achieved commercial production during the second quarter of 2019, and increased costs related to the slower than expected ramp up at the Amaruq satellite deposit at the Meadowbank Complex, partially offset by the weakening of the Canadian dollar, Mexican peso and Euro relative to the US dollar between periods. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2020

(deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues) to production costs as presented in the condensed interim consolidated statements of (loss) income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

Exploration and corporate development expenses increased to $29.6 million in the first quarter of 2020, compared with $25.5 million in the first quarter of 2019, primarily due to an increase in exploration drilling at the East Gouldie Zone at the Canadian Malartic mine.

Amortization of property, plant and mine development increased by $25.3 million to $153.5 million between the first quarter of 2019 and the first quarter of 2020, primarily due to the commencement of commercial production at the Meliadine mine during the second quarter of 2019.

General and administrative expenses increased to $30.5 million during the first quarter of 2020, compared with $29.1 million during the first quarter of 2019, primarily due to increased compensation and benefits expenses between periods.

Loss on derivative financial instruments amounted to $42.6 million during the first quarter of 2020, compared with a gain of $9.8 million during the first quarter of 2019, primarily due to unrealized losses on currency and commodity derivatives. As a result of a rapid weakening of the Canadian dollar and Mexican peso and diesel spot prices at the end of March 2020, the Company recognized an unrealized loss on currency and commodity derivatives of $38.4 million during the first quarter of 2020, compared to an unrealized gain on currency and commodity derivatives of $9.3 million during the first quarter of 2019.

Other expenses increased to $4.5 million during the first quarter of 2020, compared with $1.9 million during the first quarter of 2019, primarily due to costs of $3.9 million associated with a temporary suspension of mining and exploration activities at the Company's mine sites and properties in Canada due to COVID-19. These costs primarily included payroll and other incidental costs associated with maintaining the sites and payroll costs associated with employees who were not working during the period of suspended operations.

During the first quarter of 2020, there was a non-cash foreign currency translation loss of $3.8 million attributable to the weakening of the Canadian dollar, Euro and Mexican peso relative to the US dollar at March 31, 2020, relative to December 31, 2019. The net foreign currency translation loss in the first quarter of 2020 was primarily due to the translation impact of the Company's net monetary assets denominated in Canadian dollar and Mexican peso. A non-cash foreign currency translation loss of $2.2 million was recorded during the comparative first quarter of 2019.

In the first quarter of 2020, the Company recorded income and mining taxes expense of $44.9 million on income before income and mining taxes of $23.3 million, resulting in an effective tax rate of 192.7%. In the first quarter of 2019, the Company recorded income and mining taxes expense of $15.5 million on income before income and mining taxes of $52.5 million, resulting in an effective tax rate of 29.5%. The increase in the effective tax rate between the first quarter of 2020 compared to the first quarter of 2019 was primarily due to an incremental deferred tax liability on conversion of non-monetary items denominated in foreign currencies that devalued relative to the US dollar in the first quarter of 2020.

There are a number of factors that can significantly impact the Company's effective tax rate including varying rates in different jurisdictions, the non-recognition of certain tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws, the impact of specific transactions and assessments and the relative distribution of income in the Company's operating jurisdictions. As a result of these factors, the Company's effective tax rate is expected to fluctuate significantly in future periods.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2020

LaRonde mine

At the LaRonde mine, gold production decreased by 28.7% to 55,223 ounces in the first quarter of 2020 compared with 77,433 ounces in the first quarter of 2019 primarily due to the delay in accessing higher grade ore from the West mine as additional ground support was being completed. In addition, gold production was affected as a result of the Quebec Order, which required the Company to temporarily suspend operations in response to the COVID-19 pandemic. Production costs at the LaRonde mine were $20.6 million in the first quarter of 2020, a decrease of 66.6% compared with production costs of $61.8 million in the first quarter of 2019 driven primarily by the temporary suspension of the West mine area, which resulted in lower mine and mill production costs, the timing of inventory sales and the weakening of the Canadian dollar relative to the US dollar between periods.

LaRonde Zone 5 mine

At the LaRonde Zone 5 mine, gold production was increased by 11.4% to 14,464 ounces in the first quarter of 2020 compared with 12,988 ounces in the first quarter of 2019 primarily due to increased mill throughput. Production costs at the LaRonde Zone 5 mine were $11.8 million in the first quarter of 2020, an increase of 107.0% compared with production costs of $5.7 million in the first quarter of 2019 driven primarily by higher mine and mill production costs, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods.

Goldex mine

At the Goldex mine, gold production decreased by 1.7% to 33,883 ounces in the first quarter of 2020 compared with 34,454 ounces in the first quarter of 2019 primarily due to the Quebec Order, which required the Company to temporarily suspend operations in response to the COVID-19 pandemic. Production costs at the Goldex mine were $20.0 million in the first quarter of 2020, an increase of 4.6% compared with production costs of $19.1 million in the first quarter of 2019 driven primarily by the timing of inventory sales, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods.

Meadowbank Complex

At the Meadowbank Complex, gold production increased by 13.4% to 49,341 ounces in the first quarter of 2020 compared with 43,502 ounces in the first quarter of 2019 primarily due to higher gold grade ore processed as the Complex switched to Amaruq satellite deposit. Production costs at the Meadowbank Complex were $89.4 million in the first quarter of 2020, an increase of 113.3% compared with production costs of $41.9 million in the first quarter of 2019 driven primarily by an increase in open pit mining costs as a result of the switch to Amaruq satellite deposit, increased maintenance costs and the timing of inventory sales, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods. On March 19, 2020, the Company sent home its Nunvaut based workforce and significantly reduced its activities as part of an effort to limit the risk of the spread of COVID-19 in Nunavut. During the period of reduced activities, the Company continued maintenance work and water management activities in preparation for the spring freshet.

Meliadine mine

At the Meliadine mine, gold production was 69,975 ounces in the first quarter of 2020. Production costs at the Meliadine mine were $54.3 million in the first quarter of 2020. On March 19, 2020, the Company sent home its Nunvaut based workforce and significantly reduced its activities as part of an effort to limit the risk of the spread of COVID-19 in Nunavut. During the period of reduced activities, the Company continued limited underground and milling operations. As the Meliadine mine achieved commercial production during the second quarter of 2019, there is no comparable period in the first quarter of 2019.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2020

Canadian Malartic mine

Agnico Eagle and Yamana Gold Inc. ("Yamana") jointly acquired 100% of Osisko Mining Corporation ("Osisko") on June 16, 2014 pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act (the "Osisko Arrangement"). Agnico Eagle and Yamana now directly and indirectly, through Canadian Malartic Corporation, own 50% of the Canadian Malartic General Partnership ("CMGP"), a general partnership (the "Partnership"), which now holds the Canadian Malartic mine in northwestern Quebec.

At the Canadian Malartic mine, attributable gold production decreased by 22.6% to 64,763 ounces in the first quarter of 2020, which includes 2,974 ounces produced prior to the achievement of commercial production at the Barnat deposit, compared with 83,670 ounces in the first quarter of 2019 primarily due to lower gold production as a result of the Quebec Order and lower gold grade ore processed. Attributable production costs at the Canadian Malartic mine were $48.7 million in the first quarter of 2020, a decrease of 2.2% compared with production costs of $49.8 million in the first quarter of 2019 primarily due to lower mine production costs as a result of the suspension of operations required by the Quebec Order.

Kittila mine

At the Kittila mine, gold production was essentially the same between 49,297 ounces in the first quarter of 2020 compared with 49,336 ounces in the first quarter of 2019. Production costs at the Kittila mine were $43.7 million in the first quarter of 2020, an increase of 13.1% compared with production costs of $38.6 million in the first quarter of 2019 driven primarily by an increase in contractor costs, higher mill maintenance costs and the timing of inventory sales, partially offset by the weakening of the Euro relative to the US dollar between periods. In late March 2020, a COVID-19 case was confirmed at the Kittila mine. The Company immediately suspended all underground operations at Kittila for 72 hours and there was no interruption to surface or mill operations as mill production was maintained with surface stockpiles during that time. Underground operations resumed on March 31, 2020.

Pinos Altos mine

At the Pinos Altos mine, gold production decreased by 22.0% to 33,310 ounces in the first quarter of 2020 compared with 42,730 ounces in the first quarter of 2019 primarily due to a decrease in the tonnes of ore processed at the mill and lower gold grade ore. Production costs at the Pinos Altos mine were $35.9 million in the first quarter of 2020, an increase of 21.0% compared with production costs of $29.7 million in the first quarter of 2019 driven primarily by an increase in underground development costs and the timing of inventory sales, partially offset by the weakening of the Mexican peso relative to the US dollar between periods.

Creston Mascota mine

At the Creston Mascota mine, gold production increased by 34.4% to 18,184 ounces in the first quarter of 2020 compared with 13,529 ounces in the first quarter of 2019 primarily due to certain tonnes of higher gold grade from the Bravo deposit being processed at the Pinos Altos mill to increase the recovery of gold ounces. Production costs at the Creston Mascota mine were $11.8 million in the first quarter of 2020, an increase of 20.3% compared with production costs of $9.8 million in the first quarter of 2019 driven primarily by the timing of inventory sales, partially offset by the weakening of the Mexican peso relative to the US dollar between periods.

La India mine

At the La India mine, gold production was essentially the same between 22,926 ounces in the first quarter of 2020 compared with 22,988 ounces in the first quarter of 2019. Production costs at the La India mine were $20.1 million in the first quarter of 2020, an increase of 13.6% compared with production costs of $17.7 million

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2020

in the first quarter of 2019 driven primarily by the timing of inventory sales, partially offset by the weakening of the Mexican peso relative to the US dollar between periods.

Balance Sheet Review

Total assets as at March 31, 2020 of $9,695.9 million increased by $906.0 million compared with total assets of $8,789.9 million as at December 31, 2019 primarily due to a $933.4 million increase in cash and cash equivalents. The increase in cash and cash equivalents was primarily due to a $1,000.0 million drawdown on the Credit Facility ("Credit Facility"), cash provided by operating activities of $163.4 million, and proceeds on stock option exercises of $28.1 million during the first quarter of 2020, partially offset by $168.8 million in capital expenditures, $37.5 million in dividends paid, $35.9 million for the repurchase of common shares for stock-based compensation plans, and $16.1 million in purchases of equity securities and other investments.

Total liabilities increased by $976.9 million to $4,655.3 million at March 31, 2020 from $3,678.4 million at December 31, 2019 primarily due to a $1,000.0 million increase in long-term debt from a drawdown on the Credit Facility and a $37.0 million increase in the fair value of derivative financial instruments from unrealized losses on currency and commodity derivatives. This was partially offset by a $71.2 million decrease in accounts payable and accrued liabilities between December 31, 2019 and March 31, 2020 primarily due to the timing of payment of expenditures.

While the Company occasionally enters into contracts to limit the risk associated with decreased by-product metal prices, increased foreign currency costs (including capital expenditures) and input costs, the contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. During the first quarter of 2020, the Company increased its currency and diesel hedge positions to support its key input costs used in budgeting and mine planning assumptions. As at March 31, 2020, the Company had outstanding currency derivative contracts related to $1,603.9 million of 2020, 2021 and 2022 expenditures (December 31, 2019 — $252.0 million) and diesel fuel derivative contracts related to 48.3 million gallons of heating oil (December 31, 2019 — 12.0 million).

Liquidity and Capital Resources

As at March 31, 2020, the Company's cash and cash equivalents and short-term investments totaled $1,263.4 million compared with $327.9 million as at December 31, 2019. The Company's policy is to invest excess cash in high-yield depository accounts and highly liquid investments of the highest credit quality to reduce risks associated with these investments. Such investments with remaining maturities of greater than three months and less than one year at the time of purchase are classified as short-term investments. Decisions regarding the length of maturities are based on cash flow requirements, rates of return and various other factors.

Working capital (current assets less current liabilities) increased to $1,316.4 million as at March 31, 2020 compared with $417.9 million as at December 31, 2019 primarily due to a $1,000.0 million drawdown on the Credit Facility. The Company drew down these funds as a cautionary measure given the uncertainty with respect to the COVID-19 pandemic at the time. As at March 31, 2020, $200.0 million was available for future drawdown under the Credit Facility. Credit Facility availability is reduced by outstanding letters of credit which were nil as of March 31, 2020. In late April 2020, based on prevailing market conditions and the timing of the production ramp up of its operating mines, the Company decided to repay $500.0 million outstanding on its Credit Facility. The Company expects to repay the remaining amount of $500.0 million in the second half of 2020, conditional on continuous improvement in the internal cash generation and the reduction in uncertainty with respect to the COVID-19 pandemic.

During the first quarter of 2020, DBRS Morningstar upgraded the Company's investment grade credit rating to BBB from BBB (low) and changed the trend to Stable from Positive, reflecting the Company's strong financial risk profile. Additionally, in April 2020, Fitch Ratings Inc. issued its inaugural credit rating for the Company,

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2020

assigning a rating of BBB with a Stable trend in consideration of the Company's strong credit and growing production profile. Together, these ratings should result in a reduction in future financing costs of the Credit Facility.

On April 7, 2020, subsequent to the end of the first quarter of 2020, the Company closed a $200.0 million private placement of guaranteed senior unsecured notes (the "2020 Notes"). The 2020 Notes consist of $100.0 million 2.78% Series A Senior Notes due 2030 and $100.0 million 2.88% Series B Senior Notes due 2032. The other terms of the Notes are substantially the same as the terms of the existing outstanding Notes of the Company. Proceeds from the 2020 Notes were used to partially fund the repayment at maturity of $360.0 million 2010 6.67% Series B Notes. The remaining balance of the 2010 Series B Notes was repaid using the Company's existing cash resources.

Subject to various risks and uncertainties, the Company believes it will generate sufficient cash flow from operations and has adequate cash and debt facilities available to finance its current operations, contractual obligations and planned capital expenditure and exploration programs. As of March 31, 2020, the Company had no debt or Credit Facility maturities until 2022, except for the $360.0 million 2010 Series B Notes repaid in April 2020 and leases in the normal course of business. While the Company believes its capital resources will be sufficient to satisfy all its mandatory and discretionary commitments, the Company may choose to decrease certain of its discretionary expenditure commitments, which include certain capital expenditures and exploration and corporate development expenses, should unexpected financial circumstances arise in the future. See Recent Developments, Outlook and Risk Profile in this MD&A.

Operating Activities

Cash provided by operating activities increased to $163.4 million in the first quarter of 2020 compared with $148.7 million in the first quarter of 2019 primarily due to a 4.3% increase in payable gold ounces sold and higher average realized gold prices, partially offset by less favourable working capital changes between periods, and an increase in production costs and exploration and corporate development costs, and certain costs related to temporary suspension of mining and exploration activities due to COVID-19 between periods.

Investing Activities

Cash used in investing activities decreased to $178.2 million in the first quarter of 2020 compared with $227.6 million in the first quarter of 2019 primarily due to a $34.5 million decrease in capital expenditures between periods. The decrease in capital expenditures between periods is mainly attributable to a decrease in construction expenditures related to the Meliadine mine which achieved commercial production in May 2019 and the Amaruq satellite deposit at the Meadowbank Complex which achieved commercial production in September 2019.

In the first quarter of 2020, the Company purchased $16.1 million in equity securities and other investments compared with $25.0 million in the first quarter of 2019. The Company's equity securities and other investments consist primarily of investments in common shares and financial instruments of entities in the mining industry.

Financing Activities

Cash provided by financing activities increased to $954.8 million in the first quarter of 2020 compared with cash used in financing activities of $33.5 million in the first quarter of 2019 primarily due to a $1,000.0 million increase in proceeds from the Credit Facility.

The Company issued common shares for net proceeds of $32.0 million in the first quarter of 2020 and $19.5 million in the first quarter of 2019 attributable to employee stock option plan exercises, issuances under the incentive share purchase plan and the dividend reinvestment plan.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2020

On February 13, 2020, Agnico Eagle declared a quarterly cash dividend of $0.20 per common share paid on March 16, 2020 to holders of record of the common shares of the Company as of February 28, 2020. Agnico Eagle has declared a cash dividend every year since 1983. In the first quarter of 2020, the Company paid dividends of $37.5 million, an increase of $12.0 million compared to $25.5 million paid in the first quarter of 2019. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.

On December 14, 2018, the Company amended its $1.2 billion Credit Facility to extend the maturity date from June 22, 2022 to June 22, 2023. In March 2020, the Company drew down $1,000.0 million on its $1,200.0 million Credit Facility.

On June 29, 2016, the Company entered into a standby letter of credit facility with a financial institution providing for a C$100.0 million uncommitted letter of credit facility (the "Third LC Facility"). Letters of credit issued under the Third LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. The obligations of the Company under the Third LC Facility are guaranteed by certain of its subsidiaries. As at March 31, 2020, the aggregate undrawn face amount of letters of credit under the Third LC Facility amounted to $56.7 million.

On September 23, 2015, the Company entered into a standby letter of credit facility with a financial institution providing for a C$150.0 million uncommitted letter of credit facility (as amended, the "Second LC Facility"). The Second LC Facility may be used by the Company to support the reclamation obligations of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest or the performance obligations (other than with respect to indebtedness for borrowed money) of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest that are not directly related to reclamation obligations. Payment and performance of the Company's obligations under the Second LC Facility are supported by an account performance security guarantee issued by Export Development Canada in favour of the lender. As at March 31, 2020, the aggregate undrawn face amount of letters of credit under the Second LC Facility amounted to $91.7 million.

On July 31, 2015, the Company amended its credit agreement with another financial institution relating to its uncommitted letter of credit facility (as amended, the "First LC Facility"). Effective September 27, 2016, the amount available under the First LC Facility was increased to C$350.0 million. The obligations of the Company under the First LC Facility are guaranteed by certain of its subsidiaries. The First LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. As at March 31, 2020, the aggregate undrawn face amount of letters of credit under the First LC Facility amounted to $179.4 million.

The Company was in compliance with all covenants contained in the Credit Facility, First LC Facility, Second LC Facility, Third LC Facility and the $1,735.0 million guaranteed senior unsecured notes as at March 31, 2020.

Outlook

The following section contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. The Company continues to monitor to implications of the worldwide pandemic caused by the novel strain of coronavirus known as COVID-19. The manner and extent that the pandemic, and measures taken as a result of the pandemic, will affect the Company cannot be predicted with certainty. See Forward-Looking Statements and Impact of COVID-19 on the Company's Business and Operations in this MD&A for a discussion of assumptions and risks relating to such statements and information and a discussion of the certain risks facing the Company relating to the pandemic.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2020

The outlook outlined below assumes the return to normal operations as of July 1, 2020; however, there could be additional requirements relating to the COVID-19 pandemic that could impact productivity and cost performance at the Company's mining operations.

Gold Production and Costs

On March 24, 2020, the Company announced that it was withdrawing its full year 2020 production and cash costs outlook that had been released on February 13, 2020. The withdrawal of this outlook was a result of the reduction in the production activity at the Company's Quebec and Nunavut mines resulting from the Quebec Order and the Company's decision to send home its Nunavut-based workforce together with the uncertainties with respect to future developments, including the duration, severity and scope of the COVID-19 outbreak and measures taken to contain the outbreak. At the time of the withdrawal of this outlook, the assumption that the Company's Quebec and Nunavut mines could continue operating in the normal course in light of the COVID-19 outbreak was no longer valid.

In light of the recent developments as outlined in Impact of COVID-19 on the Company's Business and Operations in this MD&A, the Company is providing new outlook for 2020 regarding Company-wide expected payable gold production volumes and cash costs. Payable gold production for the full year 2020 is now expected to be between 1.63 and 1.73 million ounces, compared to the previous estimate of approximately 1.875 million ounces. Total cash costs per ounce of gold produced on a by-product basis for the full year 2020 are expected to be approximately $740 to $790, compared to the previous estimate of approximately $725 to $775.

Capital Expenditures and All-In Sustaining Costs per Ounce of Gold Produced

The Company has also updated its outlook for 2020 regarding capital expenditures and all-in sustaining costs per ounce of gold produced. These updates are necessary as a result of the suspension or reduction of mining operations at the Company's various mines that commenced in the first quarter of 2020 and were part of the efforts of governments, the Company and others to address the COVID-19 pandemic. Total capital expenditures (including sustaining capital) for the full year 2020 are now expected to be approximately $690.0 million, compared to the previous estimate of $740.0 million. All-in sustaining costs per ounce of gold produced on a by-product basis for the full year 2020 are expected to be approximately $1,025 to $1,075, compared to the previous estimate of approximately $975 to $1,025.

Risk Profile

The Company is subject to significant risks, including but not limited to fluctuations in commodity prices, foreign exchange rates and other risks due to the inherent nature of the business of exploration, development and mining of properties with precious metals. Changes in economic conditions and volatile financial markets may have a significant impact on Agnico Eagle's cost and availability of financing and overall liquidity. The volatility in gold, silver, zinc and copper prices directly affects Agnico Eagle's revenues, earnings and cash flow. Volatile energy, commodity and consumables prices and currency exchange rates impact production costs. The Company is subject to risks related to pandemics and other outbreaks of communicable diseases such as COVID-19, as well as the economic impacts that result therefrom. For a more comprehensive discussion of these and other risks, see "Risk Factors" in the MD&A and Form 40-F/AIF for the year ended December 31, 2019 on file with the SEC and the CSA's SEDAR website. For the discussion of risks incremental to those disclosed in the Form 40-F/AIF, refer to Forward-Looking Statements, Impact of COVID-19 on the Company's Business and Operations, and Outlook in this MD&A.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2020

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") and disclosure controls and procedures ("DC&P").

ICFR is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management has used the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in order to assess the effectiveness of the Company's ICFR.

DC&P form a broader framework designed to provide reasonable assurance that information required to be disclosed by the Company in its annual and interim filings and other reports filed under securities legislation is recorded, processed, summarized and reported within the time frame specified in securities legislation and includes controls and procedures designed to ensure that information required to be disclosed by the Company in its annual and interim filings and other reports submitted under securities legislation is accumulated and communicated to the Company's management to allow timely decisions regarding required disclosure.

Together, the ICFR and DC&P frameworks provide internal control over financial reporting and disclosure. The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information, which is required to be disclosed in the Company's annual and interim filings and other reports filed under securities legislation, is accumulated and communicated in a timely fashion. Due to their inherent limitations, the Company acknowledges that, no matter how well designed, ICFR and DC&P can provide only reasonable assurance of achieving the desired control objectives and as such may not prevent or detect all misstatements. Further, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

In response to the COVID-19 pandemic, the Company asked all of its corporate office staff and many site administrative staff at regional, mine site and exploration offices to work from home. This change requires certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. The Company continues to monitor whether remote work arrangements have adversely affected the Company's ability to maintain internal controls over financial reporting and disclosure controls and procedures. Despite the changes required by the current environment, there have been no significant changes in our internal controls during the quarter ended March 31, 2020 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Non-GAAP Financial Performance Measures

This MD&A presents certain financial performance measures, including adjusted net income, total cash costs per ounce of gold produced (on both a by-product and co-product basis), minesite costs per tonne and all-in sustaining costs per ounce of gold produced (on both a by-product and co-product basis), that are not recognized measures under IFRS. This data may not be comparable to data presented by other gold producers. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS.

Adjusted Net Income

Adjusted net income is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting net (loss) income as recorded in the condensed interim consolidated statements of (loss) income for non-recurring, unusual and other items. The Company believes that this generally accepted industry measure allows the evaluation of the results of continuing operations and is useful in making comparisons between periods. Adjusted net income is intended to provide investors with information about the Company's continuing income generating capabilities.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2020

Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS. The Company does not exclude stock-based compensation expense in its calculation of adjusted net income. Stock option expense for the three months ended March 31, 2020 was $6.6 million (three months ended March 31, 2019 — $6.2 million). In addition, the Company did not exclude payroll costs of approximately $1.2 million in its calculation of adjusted net income for the three months ended March 31, 2020 which are associated with mine site employees who were working remotely during the period of suspended operations due to COVID-19.

	Three Months Ended March 31,
(thousands of United States dollars)	2020	2019
Net (loss) income for the period	$(21,565)	$37,032
Foreign currency translation loss	3,846	2,206
Realized and unrealized loss (gain) on derivative financial instruments	42,602	(9,816)
Temporary suspension costs due to COVID-19(i)	3,949	—
Other(ii)	2,968	3,335
Income and mining taxes adjustments(iii)	24,225	(786)

Adjusted net income for the period	$56,025	$31,971

Net (loss) income per share — basic and diluted	$(0.09)	$0.16
Adjusted net income per share — basic and diluted	$0.23	$0.14

Notes:

(i)
Temporary suspension costs represent costs incurred during the period of limited or no production activity due to COVID-19, and therefore are not reflective of the Company's operating performance. These costs include primarily payroll and other incidental costs associated with maintaining the mine sites and exploration properties and payroll costs associated with employees who were not working during the period of suspended operations.

(ii)
The Company includes certain adjustments in "Other" to the extent that management believes that these items are not reflective of the underlying performance of the Company's core operating business. Examples of items historically included in "Other" include changes in estimates of asset retirement obligations at closed sites, gains and losses on the disposal of assets, and in the current period, interest on the Credit Facility, which was drawn down as a cautionary measure in the uncertain economic environment with respect to COVID-19.

(iii)
Income and mining taxes adjustments reflect items such as foreign currency translation recorded to the income and mining taxes expense, income and mining taxes impact on normalized items, recognition of previously unrecognized capital losses, the result of income and mining taxes audits, impact of tax law changes and reflective adjustments to prior period operating results.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2020

Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne

The Company believes that total cash costs per ounce of gold produced and minesite costs per tonne are realistic indicators of operating performance and facilitate period over period comparisons. However, both of these non-GAAP generally accepted industry measures should be considered together with other data prepared in accordance with IFRS. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of (loss) income for by-product revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.

Agnico Eagle's primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

Total cash costs per ounce of gold produced is reported on a by-product basis because (i) the majority of the Company's revenues are gold revenues, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces and (iv) it is a method used by management and the Board to monitor operations.

Minesite costs per tonne are calculated by adjusting production costs as recorded in the condensed interim consolidated statements of (loss) income for inventory production costs and other adjustments, and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne provide additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in production levels and compensates for this inherent limitation by using this measure in conjunction with processing costs prepared in accordance with IFRS.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2020

The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the condensed interim consolidated statements of (loss) income in accordance with IFRS.

Total Production Costs by Mine

(thousands of United States dollars)	Three Months Ended March 31, 2020	Three Months Ended March 31, 2019
LaRonde mine	$20,636	$61,803
LaRonde Zone 5 mine	11,792	5,675
Lapa mine	—	2,844
Goldex mine	19,958	19,074
Meadowbank Complex	89,366	41,905
Meliadine mine	54,255	—
Canadian Malartic mine(i)	48,656	49,759
Kittila mine	43,671	38,600
Pinos Altos mine	35,881	29,658
Creston Mascota mine	11,837	9,836
La India mine	20,050	17,739

Production costs per the condensed interim consolidated statements of (loss) income	$356,102	$276,893

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced(ii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne(iii) by Mine

(thousands of United States dollars, except as noted)

LaRonde mine Per Ounce of Gold Produced(ii)	Three Months Ended March 31, 2020		Three Months Ended March 31, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		55,223		77,433
Production costs	$20,636	$374	$61,803	$798
Inventory and other adjustments(iv)	23,856	432	(7,212)	(93)

Cash operating costs (co-product basis)	$44,492	$806	$54,591	$705
By-product metal revenues	(6,828)	(124)	(16,792)	(217)

Cash operating costs (by-product basis)	$37,664	$682	$37,799	$488

LaRonde mine Per Tonne(iii)	Three Months Ended March 31, 2020				Three Months Ended March 31, 2019
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				412				547
Production costs		$20,636		$50		$61,803		$113
Production costs (C$)	C$	25,831	C$	63	C$	82,055	C$	150
Inventory and other adjustments (C$)(v)		28,591		69		(17,655)		(32)

Minesite operating costs (C$)	C$	54,422	C$	132	C$	64,400	C$	118

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2020

LaRonde Zone 5 mine Per Ounce of Gold Produced(ii)	Three Months Ended March 31, 2020		Three Months Ended March 31, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		14,464		12,988
Production costs	$11,792	$815	$5,675	$437
Inventory and other adjustments(iv)	462	32	3,113	240

Cash operating costs (co-product basis)	$12,254	$847	$8,788	$677
By-product metal revenues	(33)	(2)	(34)	(3)

Cash operating costs (by-product basis)	$12,221	$845	$8,754	$674

LaRonde Zone 5 mine Per Tonne(iii)	Three Months Ended March 31, 2020				Three Months Ended March 31, 2019
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				245				181
Production costs		$11,792		$48		$5,675		$31
Production costs (C$)	C$	15,803	C$	65	C$	7,513	C$	42
Inventory and other adjustments (C$)(v)		660		2		4,158		22

Minesite operating costs (C$)	C$	16,463	C$	67	C$	11,671	C$	64

Goldex mine Per Ounce of Gold Produced(ii)	Three Months Ended March 31, 2020		Three Months Ended March 31, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		33,883		34,454
Production costs	$19,958	$589	$19,074	$554
Inventory and other adjustments(iv)	(1,063)	(31)	149	4

Cash operating costs (co-product basis)	$18,895	$558	$19,223	$558
By-product metal revenues	—	—	(6)	—

Cash operating costs (by-product basis)	$18,895	$558	$19,217	$558

Goldex mine Per Tonne(iii)	Three Months Ended March 31, 2020				Three Months Ended March 31, 2019
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				657				655
Production costs		$19,958		$30		$19,074		$29
Production costs (C$)	C$	26,239	C$	40	C$	25,315	C$	39
Inventory and other adjustments (C$)(v)		(932)		(1)		245		—

Minesite operating costs (C$)	C$	25,307	C$	39	C$	25,560	C$	39

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2020

Meadowbank Complex Per Ounce of Gold Produced(ii)	Three Months Ended March 31, 2020		Three Months Ended March 31, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		49,341		43,502
Production costs	$89,366	$1,811	$41,905	$963
Inventory and other adjustments(iv)	(7,944)	(161)	(1,965)	(45)

Cash operating costs (co-product basis)	$81,422	$1,650	$39,940	$918
By-product metal revenues	(301)	(6)	(353)	(8)

Cash operating costs (by-product basis)	$81,121	$1,644	$39,587	$910

Meadowbank Complex Per Tonne(iii)	Three Months Ended March 31, 2020				Three Months Ended March 31, 2019
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				579				628
Production costs		$89,366		$154		$41,905		$67
Production costs (C$)	C$	119,505	C$	206	C$	55,396	C$	88
Inventory and other adjustments (C$)(v)		(11,925)		(20)		(1,104)		(2)

Minesite operating costs (C$)	C$	107,580	C$	186	C$	54,292	C$	86

Meliadine mine Per Ounce of Gold Produced(ii)	Three Months Ended March 31, 2020		Three Months Ended March 31, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		69,975		—
Production costs	$54,255	$775	$—	$—
Inventory and other adjustments(iv)	1,787	26	—	—

Cash operating costs (co-product basis)	$56,042	$801	$—	$—
By-product metal revenues	(112)	(2)	—	—

Cash operating costs (by-product basis)	$55,930	$799	$—	$—

Meliadine mine Per Tonne(iii)	Three Months Ended March 31, 2020				Three Months Ended March 31, 2019
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				307				—
Production costs		$54,255		$177		$—		$—
Production costs (C$)	C$	71,927	C$	234	C$	—	C$	—
Inventory and other adjustments (C$)(v)		2,118		7		—		—

Minesite operating costs (C$)	C$	74,045	C$	241	C$	—	C$	—

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2020

Canadian Malartic mine Per Ounce of Gold Produced(i)(ii)(vi)	Three Months Ended March 31, 2020		Three Months Ended March 31, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		61,789		83,670
Production costs	$48,656	$787	$49,759	$595
Inventory and other adjustments(iv)	(1,507)	(24)	(373)	(5)

Cash operating costs (co-product basis)	$47,149	$763	$49,386	$590
By-product metal revenues	(1,773)	(29)	(1,556)	(18)

Cash operating costs (by-product basis)	$45,376	$734	$47,830	$572

Canadian Malartic mine Per Tonne(i)(iii)(vii)	Three Months Ended March 31, 2020				Three Months Ended March 31, 2019
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				2,321				2,517
Production costs		$48,656		$21		$49,759		$20
Production costs (C$)	C$	65,472	C$	28	C$	65,564	C$	26
Inventory and other adjustments (C$)(v)		(2,526)		(1)		(484)		(1)

Minesite operating costs (C$)	C$	62,946	C$	27	C$	65,080	C$	25

Kittila mine Per Ounce of Gold Produced(ii)	Three Months Ended March 31, 2020		Three Months Ended March 31, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		49,297		49,336
Production costs	$43,671	$886	$38,600	$782
Inventory and other adjustments(iv)	(3,676)	(75)	(282)	(5)

Cash operating costs (co-product basis)	$39,995	$811	$38,318	$777
By-product metal revenues	(54)	(1)	(76)	(2)

Cash operating costs (by-product basis)	$39,941	$810	$38,242	$775

Kittila mine Per Tonne(iii)	Three Months Ended March 31, 2020		Three Months Ended March 31, 2019
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore milled (thousands of tonnes)		420		456
Production costs	$43,671	$104	$38,600	$85
Production costs (€)	€39,665	€94	€34,022	€75
Inventory and other adjustments (€)(v)	(3,358)	(7)	(301)	(1)

Minesite operating costs (€)	€36,307	€87	€33,721	€74

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2020

Pinos Altos mine Per Ounce of Gold Produced(ii)	Three Months Ended March 31, 2020		Three Months Ended March 31, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		33,310		42,730
Production costs	$35,881	$1,077	$29,658	$694
Inventory and other adjustments(iv)	(2,906)	(87)	283	7

Cash operating costs (co-product basis)	$32,975	$990	$29,941	$701
By-product metal revenues	(8,079)	(243)	(8,851)	(207)

Cash operating costs (by-product basis)	$24,896	$747	$21,090	$494

Pinos Altos mine Per Tonne(iii)	Three Months Ended March 31, 2020		Three Months Ended March 31, 2019
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		480		478
Production costs	$35,881	$75	$29,658	$62
Inventory and other adjustments(v)	(3,491)	(8)	(22)	—

Minesite operating costs	$32,390	$67	$29,636	$62

Creston Mascota mine Per Ounce of Gold Produced(ii)	Three Months Ended March 31, 2020		Three Months Ended March 31, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		18,184		13,529
Production costs	$11,837	$651	$9,836	$727
Inventory and other adjustments(iv)	(143)	(8)	(402)	(30)

Cash operating costs (co-product basis)	$11,694	$643	$9,434	$697
By-product metal revenues	(4,000)	(220)	(2,330)	(172)

Cash operating costs (by-product basis)	$7,694	$423	$7,104	$525

Creston Mascota mine Per Tonne(iii)	Three Months Ended March 31, 2020		Three Months Ended March 31, 2019
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		212		361
Production costs	$11,837	$56	$9,836	$27
Inventory and other adjustments(v)	(361)	(2)	(702)	(2)

Minesite operating costs	$11,476	$54	$9,134	$25

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2020

La India mine Per Ounce of Gold Produced(ii)	Three Months Ended March 31, 2020		Three Months Ended March 31, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		22,926		22,988
Production costs	$20,050	$875	$17,739	$772
Inventory and other adjustments(iv)	(1,873)	(82)	479	21

Cash operating costs (co-product basis)	$18,177	$793	$18,218	$793
By-product metal revenues	(332)	(15)	(759)	(34)

Cash operating costs (by-product basis)	$17,845	$778	$17,459	$759

La India mine Per Tonne(iii)	Three Months Ended March 31, 2020		Three Months Ended March 31, 2019
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		1,534		1,451
Production costs	$20,050	$13	$17,739	$12
Inventory and other adjustments(v)	(2,238)	(1)	(388)	—

Minesite operating costs	$17,812	$12	$17,351	$12

Notes:

(i)
The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

(ii)
The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of (loss) income for by-product revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash-generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)
Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Minesite costs per tonne are calculated by adjusting production costs as recorded in the condensed interim consolidated statements of (loss) income for inventory production costs and other adjustments, and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne provide additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2020

(iv)
Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include primarily the addition of smelting, refining and marketing charges to production costs.

(v)
This inventory and other adjustments reflect production costs associated with the portion of production still in inventory and smelting, refining and marketing charges associated with production.

(vi)
The Canadian Malartic mine's cost calculations per ounce of gold produced for the three months ended March 31, 2020 exclude 2,974 ounces of payable gold production which were produced during this period as commercial production at the Barnat deposit has not yet been achieved.

(vii)
The Canadian Malartic mine's cost calculations per tonne for the three months ended March 31, 2020 exclude 135,065 tonnes which were processed during this period as commercial production at the Barnat deposit has not yet been achieved.

All-in Sustaining Costs per Ounce of Gold Produced

The WGC is a non-regulatory market development organization for the gold industry. Although the WGC is not a mining industry regulatory organization, it has worked closely with its member companies to develop relevant non-GAAP measures. The Company follows the guidance on all-in sustaining costs released by the WGC in November 2018. Adoption of the all-in sustaining costs metric is voluntary and, notwithstanding the Company's adoption of the WGC's guidance, all-in sustaining costs per ounce of gold produced reported by the Company may not be comparable to data reported by other gold mining companies. The Company believes that this measure provides helpful information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

All-in sustaining costs per ounce is used to show the full cost of gold production from current operations. The Company calculates all-in sustaining costs per ounce of gold produced on a by-product basis as the aggregate of total cash costs per ounce on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced. The all-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as the all-in sustaining costs per ounce of gold produced on a by-product basis, except that the total cash costs per ounce on a co-product basis is used, meaning no adjustment is made for by-product metal revenues. The Company's methodology for calculating all-in sustaining costs per ounce may differ from the methodology used by other gold mining companies that disclose all-in sustaining costs per ounce. The Company may change the methodology it uses to calculate all-in sustaining costs per ounce in the future.

The following table sets out a reconciliation of production costs to all-in sustaining costs per ounce of gold produced for the three months ended March 31, 2020, and March 31, 2019 on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues).

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2020

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

(United States dollars per ounce of gold produced, except where noted)	Three Months Ended March 31, 2020	Three Months Ended March 31, 2019
Production costs per the condensed interim consolidated statements of (loss) income (thousands of United States dollars)	$356,102	$276,893

Adjusted gold production (ounces)(i)(ii)(iii)	408,392	380,630

Production costs per ounce of adjusted gold production	$872	$727
Adjustments:
Inventory and other adjustments(iv)	17	(23)

Total cash costs per ounce of gold produced (co-product basis)(v)	$889	$704
By-product metal revenues	(53)	(81)

Total cash costs per ounce of gold produced (by-product basis)(v)	$836	$623

Adjustments:
Sustaining capital expenditures (including capitalized exploration)	177	128
General and administrative expenses (including stock options)	75	76
Non-cash reclamation provision, sustaining leases and other	11	9

All-in sustaining costs per ounce of gold produced (by-product basis)	$1,099	$836

By-product metal revenues	53	81

All-in sustaining costs per ounce of gold produced (co-product basis)	$1,152	$917

Notes:

(i)
Adjusted gold production for the three months ended March 31, 2020 excludes 2,974 ounces of payable gold production at the Canadian Malartic mine, which were produced prior to the achievement of commercial production at the Barnat deposit.

(ii)
Adjusted gold production for the three months ended March 31, 2019 excludes 17,582 ounces of payable gold production at the Meliadine mine, which were produced prior to the achievement of commercial production.

(iii)
Adjusted gold production for the three months ended March 31, 2019 excludes 5 ounces of payable gold production at the Lapa mine, which were credited to the Company as a result of final refining reconciliations following the cessation of mining and processing operations at the Lapa mine on December 31, 2018.

(iv)
Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include primarily the addition of smelting, refining and marketing charges to production costs.

(v)
The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of (loss) income for by-product revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash-generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2020	2019
Operating margin(i) by mine:
Northern Business
LaRonde mine	$45,194	$65,202
LaRonde Zone 5 mine	10,851	5,079
Lapa mine	—	2,033
Goldex mine	35,160	24,964
Meadowbank Complex	3,813	19,030
Meliadine mine	57,226	—
Canadian Malartic mine(ii)	57,046	54,629
Kittila mine	41,910	25,239
Southern Business
Pinos Altos mine	28,057	34,099
Creston Mascota mine	17,591	11,115
La India mine	18,928	13,940

Total operating margin(i)	315,776	255,330

Amortization of property, plant and mine development	153,509	128,242
Exploration, corporate and other	138,936	74,567

Income before income and mining taxes	23,331	52,521
Income and mining taxes expense	44,896	15,489

Net (loss) income for the period	$(21,565)	$37,032

Net (loss) income per share — basic and diluted	$(0.09)	$0.16
Cash flows:
Cash provided by operating activities	$163,358	$148,690
Cash used in investing activities	$(178,166)	$(227,606)
Cash provided by (used in) financing activities	$954,830	$(33,454)
Realized prices:
Gold (per ounce)	$1,579	$1,303
Silver (per ounce)	$15.74	$15.65
Zinc (per tonne)	$2,217	$2,673
Copper (per tonne)	$5,410	$6,087

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2020	2019
Payable production(iii):
Gold (ounces):
Northern Business
LaRonde mine	55,223	77,433
LaRonde Zone 5 mine	14,464	12,988
Lapa mine	—	5
Goldex mine	33,883	34,454
Meadowbank Complex	49,341	43,502
Meliadine mine	69,975	17,582
Canadian Malartic mine(ii)	64,763	83,670
Kittila mine	49,297	49,336
Southern Business
Pinos Altos mine	33,310	42,730
Creston Mascota mine	18,184	13,529
La India mine	22,926	22,988

Total gold (ounces)	411,366	398,217

Silver (thousands of ounces):
Northern Business
LaRonde mine	160	197
LaRonde Zone 5 mine	3	2
Lapa mine	—	1
Goldex mine	1	—
Meadowbank Complex	20	22
Meliadine mine	6	1
Canadian Malartic mine(ii)	97	111
Kittila mine	3	4
Southern Business
Pinos Altos mine	517	562
Creston Mascota mine	279	133
La India mine	20	46

Total silver (thousands of ounces)	1,106	1,079

Zinc (tonnes)	510	2,834
Copper (tonnes)	749	808

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2020	2019
Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	38,273	89,857
LaRonde Zone 5 mine	14,258	8,222
Lapa mine	—	3,777
Goldex mine	34,740	33,811
Meadowbank Complex	58,581	46,668
Meliadine mine	70,979	3,210
Canadian Malartic mine(ii)(iv)	64,900	74,846
Kittila mine	54,250	49,205
Southern Business
Pinos Altos mine	34,997	42,455
Creston Mascota mine	16,408	14,610
La India mine	23,497	24,309

Total gold (ounces)	410,883	390,970

Silver (thousands of ounces):
Northern Business
LaRonde mine	175	186
LaRonde Zone 5 mine	2	2
Lapa mine	—	2
Meadowbank Complex	22	23
Meliadine mine	8	—
Canadian Malartic mine(ii)(iv)	111	94
Kittila mine	3	4
Southern Business
Pinos Altos mine	560	560
Creston Mascota mine	263	140
La India mine	22	54

Total silver (thousands of ounces)	1,166	1,065

Zinc (tonnes)	1,658	1,586
Copper (tonnes)	754	764

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2020	2019
Total cash costs per ounce of gold produced — co-product basis(v):
Northern Business
LaRonde mine	$806	$705
LaRonde Zone 5 mine	847	677
Goldex mine	558	558
Meadowbank Complex	1,650	918
Meliadine mine	801	—
Canadian Malartic mine(ii)(vi)	763	590
Kittila mine	811	777
Southern Business
Pinos Altos mine	990	701
Creston Mascota mine	643	697
La India mine	793	793

Weighted average total cash costs per ounce of gold produced	$889	$704

Total cash costs per ounce of gold produced — by-product basis(v):
Northern Business
LaRonde mine	$682	$488
LaRonde Zone 5 mine	845	674
Goldex mine	558	558
Meadowbank Complex	1,644	910
Meliadine mine	799	—
Canadian Malartic mine(ii)(vi)	734	572
Kittila mine	810	775
Southern Business
Pinos Altos mine	747	494
Creston Mascota mine	423	525
La India mine	778	759

Weighted average total cash costs per ounce of gold produced	$836	$623

Notes:

(i)
Operating margin is calculated as revenues from mining operations less production costs.

(ii)
The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

(iii)
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period. Payable production for the three months ended March 31, 2020 includes 2,974 gold ounces at the Canadian Malartic mine which were produced during this period as commercial production at the Barnat deposit has not yet been achieved. Payable production for the three months ended March 31, 2019 includes 17,582 gold ounces, which were produced prior to the achievement of commercial production at the Meliadine mine and 5 ounces of payable gold production at the Lapa mine, which were credited to the Company as a result of final refining reconciliations following the cessation of mining and processing operations at the Lapa mine on December 31, 2018.

(iv)
The Canadian Malartic mine's payable metal sold excludes the 5.0% net smelter return royalty granted to Osisko Gold Royalties Ltd., in connection with the Company's acquisition of its 50% interest in the Canadian Malartic mine.

(v)
The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

  by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of (loss) income for by-product revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash-generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.

(vi)
The Canadian Malartic mine's cost calculations per ounce of gold produced for the three months ended March 31, 2020 exclude 2,974 ounces of payable gold production which were produced during this period as commercial production at the Barnat deposit has not yet been achieved.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended
	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
Operating margin(i):
Revenues from mining operations	$556,282	$518,683	$537,821	$532,223	$526,611	$682,959	$753,099	$671,878
Production costs	303,695	276,862	284,472	276,893	279,497	316,346	374,969	356,102

Total operating margin(i)	252,587	241,821	253,349	255,330	247,114	366,613	378,130	315,776
Operating margin(i) by mine:
Northern Business
LaRonde mine	74,517	65,405	58,697	65,202	66,902	93,223	111,865	45,194
LaRonde Zone 5 mine	334	2,402	5,600	5,079	8,882	12,238	12,954	10,851
Lapa mine	6,303	1,467	3,868	2,033	—	—	—	—
Goldex mine	18,686	17,837	19,318	24,964	25,126	33,197	31,200	35,160
Meadowbank Complex	21,001	32,816	27,985	19,030	9,244	9,227	3,303	3,813
Meliadine mine	—	—	—	—	15,033	50,323	61,970	57,226
Canadian Malartic mine(ii)	67,680	58,478	60,346	54,629	60,232	70,263	73,015	57,046
Kittila mine	15,312	19,115	22,516	25,239	8,205	44,696	39,666	41,910
Southern Business
Pinos Altos mine	29,620	29,072	36,582	34,099	27,281	30,003	28,004	28,057
Creston Mascota mine	3,313	1,660	4,794	11,115	14,863	12,203	4,041	17,591
La India mine	15,821	13,569	13,643	13,940	11,346	11,240	12,112	18,928

Total operating margin(i)	252,587	241,821	253,349	255,330	247,114	366,613	378,130	315,776
Impairment loss (reversal)	—	—	389,693	—	—	—	(345,821)	—
Amortization of property, plant and mine development	138,469	143,859	137,235	128,242	124,203	143,293	150,319	153,509
Exploration, corporate and other	73,710	79,502	113,694	74,567	80,091	83,864	69,687	138,936

Income (loss) before income and mining taxes	40,408	18,460	(387,273)	52,521	42,820	139,456	503,945	23,331
Income and mining taxes expense	35,436	1,407	6,383	15,489	15,048	62,789	172,250	44,896

Net income (loss) for the period	$4,972	$17,053	$(393,656)	$37,032	$27,772	$76,667	$331,695	$(21,565)

Net income (loss) per share — basic	$0.02	$0.07	$(1.68)	$0.16	$0.12	$0.32	$1.39	$(0.09)
Net income (loss) per share — diluted	$0.02	$0.07	$(1.68)	$0.16	$0.12	$0.32	$1.38	$(0.09)
Cash flows:
Cash provided by operating activities	$120,087	$137,573	$140,284	$148,690	$126,301	$349,233	$257,468	$163,358
Cash used in investing activities	$(201,405)	$(311,870)	$(336,376)	$(227,606)	$(233,238)	$(245,829)	$(167,211)	$(178,166)
Cash provided by (used in) financing activities	$340,498	$(13,952)	$(18,099)	$(33,454)	$34,906	$37,249	$(28,091)	$954,830

Notes:

(i)
Operating margin is calculated as revenues from mining operations less production costs.

(ii)
The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts)
(Unaudited)

	As at March 31, 2020	As at December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$1,255,273	$321,897
Short-term investments	8,149	6,005
Trade receivables (Note 5)	7,038	8,320
Inventories (Note 6)	558,042	580,068
Income taxes recoverable	248	2,281
Equity securities (Note 5)	76,214	86,252
Fair value of derivative financial instruments (Notes 5 and 14)	9,894	9,519
Other current assets (Note 7A)	148,924	179,218

Total current assets	2,063,782	1,193,560
Non-current assets:
Goodwill	407,792	407,792
Property, plant and mine development (Notes 8 and 10)	7,024,966	7,003,665
Other assets (Note 7B)	199,390	184,868

Total assets	$9,695,930	$8,789,885

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$274,385	$345,572
Reclamation provision	14,942	12,455
Interest payable	35,595	16,752
Income taxes payable	11,931	26,166
Lease obligations (Note 10)	13,567	14,693
Current portion of long-term debt (Note 9)	360,000	360,000
Fair value of derivative financial instruments (Notes 5 and 14)	36,956	—

Total current liabilities	747,376	775,638
Non-current liabilities:
Long-term debt (Note 9)	2,351,907	1,364,108
Lease obligations (Note 10)	95,050	102,135
Reclamation provision	435,981	427,346
Deferred income and mining tax liabilities	972,814	948,142
Other liabilities	52,204	61,002

Total liabilities	4,655,332	3,678,371

EQUITY
Common shares (Note 11):
Outstanding — 241,227,570 common shares issued, less 895,084 shares held in trust	5,611,517	5,589,352
Stock options (Notes 11 and 12)	180,173	180,160
Contributed surplus	37,254	37,254
Deficit	(716,902)	(647,330)
Other reserves	(71,444)	(47,922)

Total equity	5,040,598	5,111,514

Total liabilities and equity	$9,695,930	$8,789,885

Commitments and contingencies (Note 17)

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF (LOSS) INCOME
(thousands of United States dollars, except per share amounts)
(Unaudited)

	Three Months Ended March 31,
	2020	2019
REVENUES
Revenues from mining operations (Note 13)	$671,878	$532,223
COSTS AND EXPENSES
Production(i)	356,102	276,893
Exploration and corporate development	29,643	25,450
Amortization of property, plant and mine development	153,509	128,242
General and administrative	30,543	29,093
Finance costs	27,762	25,766
Loss (gain) on derivative financial instruments (Note 14)	42,602	(9,816)
Foreign currency translation loss	3,846	2,206
Other expenses (Note 15)	4,540	1,868

Income before income and mining taxes	23,331	52,521
Income and mining taxes expense	44,896	15,489

Net (loss) income for the period	$(21,565)	$37,032

Net (loss) income per share — basic and diluted (Note 11)	$(0.09)	$0.16

Cash dividends declared per common share	$0.20	$0.125

Note:

(i)
Exclusive of amortization, which is shown separately.

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(thousands of United States dollars)
(Unaudited)

	Three Months Ended March 31,
	2020	2019
Net (loss) income for the period	$(21,565)	$37,032
Items that will not be subsequently reclassified to net (loss) income:
Pension benefit obligations:
Remeasurement (loss) gain on pension benefit obligations	(355)	232
Income tax impact	133	(87)
Equity securities
Net change in fair value of equity securities at FVOCI	(23,522)	(5,198)

	(23,744)	(5,053)

Other comprehensive loss for the period	(23,744)	(5,053)

Comprehensive (loss) income for the period	$(45,309)	$31,979

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY
(thousands of United States dollars, except share and per share amounts)
(Unaudited)

	Common Shares Outstanding
			Stock Options	Contributed Surplus		Other Reserves	Total Equity
	Shares	Amount			Deficit
Balance at December 31, 2018	234,458,597	$5,362,169	$197,597	$37,254	$(988,913)	$(58,095)	$4,550,012

Net income	—	—	—	—	37,032	—	37,032
Other comprehensive income (loss)	—	—	—	—	145	(5,198)	(5,053)

Total comprehensive income (loss)	—	—	—	—	37,177	(5,198)	31,979

Transfer of gain on disposal of equity securities at FVOCI to deficit	—	—	—	—	510	(510)	—
Transactions with owners:
Shares issued under employee stock option plan (Notes 11 and 12A)	567,581	19,863	(4,316)	—	—	—	15,547
Stock options (Notes 11 and 12A)	—	—	6,833	—	—	—	6,833
Shares issued under incentive share purchase plan (Note 12B)	127,905	5,856	—	—	—	—	5,856
Shares issued under dividend reinvestment plan	91,579	3,728	—	—	—	—	3,728
Dividends declared ($0.125 per share)	—	—	—	—	(29,186)	—	(29,186)
Restricted Share Unit plan, Performance Share Unit plan, and Long Term Incentive Plan (Notes 11 and 12C,D)	(459,014)	(17,665)	—	—	—	—	(17,665)

Balance at March 31, 2019	234,786,648	$5,373,951	$200,114	$37,254	$(980,412)	$(63,803)	$4,567,104

Balance at December 31, 2019	239,619,035	$5,589,352	$180,160	$37,254	$(647,330)	$(47,922)	$5,111,514

Net loss	—	—	—	—	(21,565)	—	(21,565)
Other comprehensive loss	—	—	—	—	(222)	(23,522)	(23,744)

Total comprehensive loss	—	—	—	—	(21,787)	(23,522)	(45,309)

Transactions with owners:
Shares issued under employee stock option plan (Notes 11 and 12A)	683,688	34,634	(6,560)	—	—	—	28,074
Stock options (Notes 11 and 12A)	—	—	6,573	—	—	—	6,573
Shares issued under incentive share purchase plan (Note 12B)	144,605	5,855	—	—	—	—	5,855
Shares issued under dividend reinvestment plan	231,487	10,297	—	—	—	—	10,297
Dividends declared ($0.20 per share)	—	—	—	—	(47,785)	—	(47,785)
Restricted Share Unit plan, Performance Share Unit plan, and Long Term Incentive Plan (Notes 11 and 12C,D)	(346,329)	(28,621)	—	—	—	—	(28,621)

Balance at March 31, 2020	240,332,486	$5,611,517	$180,173	$37,254	$(716,902)	$(71,444)	$5,040,598

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars)
(Unaudited)

	Three Months Ended March 31,
	2020	2019
OPERATING ACTIVITIES
Net (loss) income for the period	$(21,565)	$37,032
Add (deduct) adjusting items:
Amortization of property, plant and mine development	153,509	128,242
Deferred income and mining taxes	24,732	(5,034)
Unrealized loss (gain) on currency and commodity derivatives (Note 14)	38,432	(9,328)
Stock-based compensation (Note 12)	15,018	14,875
Foreign currency translation loss	3,846	2,206
Other	(9,185)	2,845
Changes in non-cash working capital balances:
Trade receivables	1,282	(208)
Income taxes	(22,130)	(17,344)
Inventories	7,677	16,212
Other current assets	11,923	1,124
Accounts payable and accrued liabilities	(58,690)	(38,033)
Interest payable	18,509	16,101

Cash provided by operating activities	163,358	148,690

INVESTING ACTIVITIES
Additions to property, plant and mine development (Note 8)	(168,811)	(203,353)
Proceeds from sale of property, plant and mine development	101	265
Net purchases of short-term investments	(2,144)	(426)
Net proceeds from sale of equity securities and other investments (Note 7A)	8,759	908
Purchases of equity securities and other investments (Note 7A)	(16,071)	(25,000)

Cash used in investing activities	(178,166)	(227,606)

FINANCING ACTIVITIES
Dividends paid	(37,494)	(25,478)
Repayment of lease obligations	(3,729)	(3,378)
Proceeds from Credit Facility (Note 9)	1,000,000	—
Repurchase of common shares for stock-based compensation plans (Note 12)	(35,930)	(24,070)
Proceeds on exercise of stock options (Note 12A)	28,074	15,547
Common shares issued	3,909	3,925

Cash provided by (used in) financing activities	954,830	(33,454)

Effect of exchange rate changes on cash and cash equivalents	(6,646)	582

Net increase (decrease) in cash and cash equivalents during the period	933,376	(111,788)
Cash and cash equivalents, beginning of period	321,897	301,826

Cash and cash equivalents, end of period	$1,255,273	$190,038

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$7,232	$7,413

Income and mining taxes paid	$46,127	$34,951

See accompanying notes

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2020

1.     CORPORATE INFORMATION

  Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development. The Company's mining operations are located in Canada, Mexico and Finland and the Company has exploration activities in Canada, Europe, Latin America and the United States. Agnico Eagle is a public company incorporated under the laws of the Province of Ontario, Canada with its head and registered office located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7. The Company's common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange. Agnico Eagle sells its gold production into the world market.

  These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company (the "Board") on April 30, 2020.

2.     BASIS OF PRESENTATION

  A)
  Statement of Compliance

    The accompanying condensed interim consolidated financial statements of Agnico Eagle have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB") in United States ("US") dollars. These condensed interim consolidated financial statements do not include all of the disclosures required by International Financial Reporting Standards ("IFRS") for annual audited consolidated financial statements.

    These condensed interim consolidated financial statements should be read in conjunction with the Company's 2019 annual audited consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 40-F for the year ended December 31, 2019, which were prepared in accordance with IFRS.

    In the opinion of management, these condensed interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as at March 31, 2020 and December 31, 2019 and the results of operations and cash flows for the three months ended March 31, 2020 and March 31, 2019.

    Operating results for the three months ended March 31, 2020 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2020.

  B)
  Basis of Presentation

    Overview

    These consolidated financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand, except where otherwise indicated.

    Subsidiaries

    These consolidated financial statements include the accounts of Agnico Eagle and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation. Subsidiaries are consolidated where Agnico Eagle has the ability to exercise control. Control of an investee exists when Agnico Eagle is exposed to variable returns from the Company's involvement with the investee and has the ability to affect those returns through its power over the investee. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.

    Joint Arrangements

    A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties. This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.

    A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These consolidated financial statements include the Company's interests in the assets, liabilities, revenues and expenses of the joint operations, from the date that joint control commenced. Agnico Eagle's 50% interest in each of Canadian Malartic Corporation ("CMC") and Canadian Malartic GP ("the Partnership"), the general partnership that holds the Canadian Malartic mine located in Quebec, has been accounted for as a joint operation.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2020

3.     ACCOUNTING POLICIES

  These condensed interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2019 annual audited consolidated financial statements.

4.     SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

  The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the condensed interim consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been detailed in Note 4 to the Company's annual audited consolidated financial statements for the year ended December 31, 2019.

  Uncertainty due to COVID-19

  The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 may materially and adversely affect the Company's operations, financial results and condition in future periods are also subject to significant uncertainty. To the extent that inputs and assumptions used as at and for the three months ended March 31, 2020 to arrive at accounting estimates and asset values have changed during the period, whether as a result of the COVID-19 or otherwise, the changes have been considered and reflected, where appropriate, in the condensed interim consolidated financial statements. These inputs and assumptions relate to, among other things, interest rates, foreign exchange rates, cost of capital, commodity prices, and the amount and timing of future cash flows, while accounting judgments take into consideration the business and economic uncertainties caused by the COVID-19 and by the future response of governments, the Company and others to those uncertainties. In the current environment, the inputs and assumptions and judgements are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to potential impact of the COVID-19 on various financial accounts and note disclosures and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions extends but is not limited to the Company's valuation of the long-term assets (including the assessment for impairment and impairment reversal), estimation of reclamation provisions, estimation of mineral reserves and mineral resources, and estimation of income and mining taxes. Actual results may differ materially from these estimates.

5.     FAIR VALUE MEASUREMENT

  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the condensed interim consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

    Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

    Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

  Assets and Liabilities Measured at Fair Value on a Recurring Basis

  For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period.

  During the three months ended March 31, 2020, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2020

5.     FAIR VALUE MEASUREMENT (Continued)

  The Company's financial assets and liabilities include cash and cash equivalents, short-term investments, restricted cash, trade receivables, equity securities, accounts payable and accrued liabilities, long-term debt and derivative financial instruments.

  The fair values of cash and cash equivalents, short-term investments, and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

  The following table sets out the Company's financial assets and liabilities measured at fair value on a recurring basis as at March 31, 2020 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables	$—	$7,038	$—	$7,038
Equity securities (FVOCI)	55,846	20,368	—	76,214
Fair value of derivative financial instruments	—	9,894	—	9,894

Total financial assets	$55,846	$37,300	$—	$93,146

Financial liabilities:
Fair value of derivative financial instruments	$—	$36,956	$—	$36,956

Total financial liabilities	$—	$36,956	$—	$36,956

  Valuation Techniques

  Trade Receivables

  Trade receivables from provisional invoices for concentrate sales are valued using quoted forward rates derived from observable market data based on the month of expected settlement (classified within Level 2 of the fair value hierarchy).

  Equity and Other Securities

  Equity securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy). Equity securities representing shares of non-publicly traded entities are recorded at fair value using external broker-dealer quotations corroborated by option pricing models (classified within Level 2 of the fair value hierarchy).

  Derivative Financial Instruments

  Derivative financial instruments classified within Level 2 of the fair value hierarchy are recorded at fair value using external broker-dealer quotations corroborated by option pricing models or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs.

  Fair Value of Financial Assets and Liabilities Not Measured and Recognized at Fair Value

  Long-term debt is recorded on the condensed interim consolidated balance sheets at March 31, 2020 at amortized cost. The fair value of long-term debt is determined by applying a discount rate, reflecting the credit spread based on the Company's credit rating to future related cash flows which is categorized within Level 2 of the fair value hierarchy. See Note 9.

  Lease obligations are recorded on the condensed interim consolidated balance sheets at March 31, 2020 at amortized cost. The fair value of lease obligations is the present value of the future lease payments discounted at the Company's current incremental borrowing rate. It is remeasured when there is a change in the lease term, future lease payments or changes in the assessment of whether the Company will exercise a purchase, extension or termination option. The fair value of lease obligations is not materially different from the carrying amounts since the incremental borrowing rates used at the initial recognition date are close to current market rates at March 31, 2020.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2020

6.     INVENTORIES

  During the three months ended March 31, 2020, impairment losses of $7.7 million (three months ended March 31, 2019 — $1.9 million) were recorded within production costs to reduce the carrying value of inventories to their net realizable value.

7.     OTHER ASSETS

  A)
  Other Current Assets

	As at March 31, 2020	As at December 31, 2019
Federal, provincial and other sales taxes receivable	$58,720	$78,841
Prepaid expenses	71,498	70,986
Financial asset at FVTPL(i)	—	9,119
Other	18,706	20,272

Total other current assets	$148,924	$179,218

  Note:

  (i)
  During the three months ended March 31, 2020, the Company sold its remaining financial asset classified as FVTPL. A realized loss on disposition of the asset of $0.2 million was recognized in the other expenses line item in the condensed interim consolidated statements of (loss) income during the three months ended March 31, 2020.
  B)
  Other Assets

	As at March 31, 2020	As at December 31, 2019
Non-current ore in stockpiles and on leach pads	$161,037	$145,675
Non-current prepaid expenses	19,854	18,035
Non-current other receivables	17,069	18,918
Other	1,430	2,240

Total other assets	$199,390	$184,868

8.     PROPERTY, PLANT AND MINE DEVELOPMENT

  During the three months ended March 31, 2020, $176.6 million of additions (year ended December 31, 2019 — $1,012.8 million) were capitalized to property, plant and mine development.

  Total borrowing costs capitalized to property, plant and mine development during the three months ended March 31, 2020 were approximately $0.4 million (year ended December 31, 2019 — $4.0 million) at a capitalization rate of 1.26% (year ended December 31, 2019 — 1.31%).

  During the three months ended March 31, 2020, the Company produced and sold pre-commercial production ounces from the Barnat deposit at the Canadian Malartic mine. The Company deducts revenues from mining operations earned prior to commercial production from the cost of the related property, plant and mine development. During the three months ended March 31, 2020, the Company earned $4.8 million of pre-commercial production revenue (year ended December 31, 2019 — $91.1 million).

  Assets with a net book value of $0.8 million were disposed of by the Company during the three months ended March 31, 2020 (year ended December 31, 2019 — $20.4 million), resulting in a loss on disposal of $0.7 million (year ended December 31, 2019 — $11.9 million) which was recorded in the other expenses line item in the condensed interim consolidated statements of (loss) income.

  See Note 17 to these condensed interim consolidated financial statements for capital commitments.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2020

9.     LONG-TERM DEBT

  The following table sets out details of the Company's long-term debt as at March 31, 2020 and December 31, 2019:

		As at March 31, 2020				As at December 31, 2019
	Interest Rates	Principal Amount	Deferred Financing Costs	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior Notes	4.15%-6.77%	$1,735,000	$(19,222)	$1,715,778	$1,843,766	$1,728,346	$1,883,114
Credit Facility	Variable	1,000,000	(3,871)	996,129	996,129	(4,238)	(4,238)

Total long-term debt		$2,735,000	$(23,093)	$2,711,907	$2,839,895	$1,724,108	$1,878,876

  The following table sets out the long-term debt included in the condensed interim consolidated balance sheets:

	As at March 31, 2020	As at December 31, 2019
Current portion of long-term debt	$360,000	$360,000
Non-current portion of long-term debt	2,351,907	1,364,108

Total long-term debt	$2,711,907	$1,724,108

  2020 Notes

  On April 7, 2020, the Company closed a $200.0 million private placement of guaranteed senior unsecured notes (the "2020 Notes"). The 2020 Notes consist of $100.0 million 2.78% Series A Senior Notes due 2030 and $100.0 million 2.88% Series B Senior Notes due 2032. The other terms of the Notes are substantially the same as the terms of the existing outstanding Notes of the Company.

  Credit Facility

  During the three months ended March 31, 2020, proceeds from the Credit Facility totaled $1,000.0 million and no repayments were made. There were no proceeds from the Credit Facility or repayments during the three months ended March 31, 2019. As at March 31, 2020, $200.0 million was available for future drawdown under the Credit Facility (December 31, 2019 — $1,200.0 million).

10.   LEASES

  The Company is party to a number of contracts that contain a lease, most of which include office facilities, storage facilities, and various plant and equipment. Leases of low value assets, short term leases and leases with variable payments proportional to the rate of use of the underlying asset do not give rise to a lease obligation and a right-of-use asset, and expenses are included in operating costs in the condensed interim consolidated statements of (loss) income.

  During the three months ended March 31, 2020, the Company recognized the following amounts:

  •
  Amortization expense on right-of-use assets of $3.5 million (2019 — $2.8 million)
  •
  Interest expense on lease obligations of $0.5 million (2019 — $0.5 million)
  •
  Additions to right-of-use assets of $0.9 million (2019 — $3.6 million)

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2020

11.   EQUITY

  Net (Loss) Income Per Share

  The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net (loss) income per share:

	Three Months Ended March 31,
	2020	2019
Net (loss) income for the period	$(21,565)	$37,032

Weighted average number of common shares outstanding — basic (in thousands)	240,222	234,570
Add: Dilutive impact of common shares related to the RSU plan, PSU plan and LTIP	—	797
Add: Dilutive impact of employee stock options	—	851

Weighted average number of common shares outstanding — diluted (in thousands)	240,222	236,218

Net (loss) income per share — basic and diluted	$(0.09)	$0.16

  Diluted net (loss) income per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net (loss) income per share as the impact would be anti-dilutive.

  For the three months ended March 31, 2020, the impact of any additional shares issued under the employee stock option plan or related to the RSU plan, PSU plan or LTIP would have been anti-dilutive as a result of the net loss recorded for the period. For the three months ended March 31, 2019, 3,703,299 employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive.

12.   STOCK-BASED COMPENSATION

  A)
  Employee Stock Option Plan ("ESOP")

  The following table sets out activity with respect to Agnico Eagle's outstanding stock options:

	Three Months Ended March 31, 2020			Three Months Ended March 31, 2019
	Number of Stock Options	Weighted Average Exercise Price		Number of Stock Options	Weighted Average Exercise Price
Outstanding, beginning of period	4,122,300	C$	54.86	6,361,265	C$	47.65
Granted	1,561,150		79.98	2,118,850		55.10
Exercised	(683,688)		53.85	(567,581)		36.45
Forfeited	(38,125)		67.22	(51,118)		56.63
Expired	—		—	(390)		28.03

Outstanding, end of period	4,961,637	C$	62.80	7,861,026	C$	50.41

Options exercisable, end of period	2,330,735	C$	58.55	4,841,419	C$	46.74

  The average share price of Agnico Eagle's common shares during the three months ended March 31, 2020 was C$70.72 (2019 — C$56.16).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2020

12.   STOCK-BASED COMPENSATION (Continued)

  Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:

	Three Months Ended March 31,
	2020	2019
Risk-free interest rate	1.92%	2.23%
Expected life of stock options (in years)	2.4	2.4
Expected volatility of Agnico Eagle's share price	27.5%	30.0%
Expected dividend yield	1.2%	1.2%

  The Company uses historical volatility to estimate the expected volatility of Agnico Eagle's share price. The expected term of stock options granted is derived from historical data on employee exercise and post-vesting employment termination experience.

  Compensation expense related to the ESOP amounted to $6.6 million for the three months ended March 31, 2020 (2019 — $6.8 million). Of the total compensation expense for the ESOP, nil was capitalized as part of the property, plant and mine development line item of the condensed interim consolidated balance sheets for the three months ended March 31, 2020 (2019 — $0.6 million).

  B)
  Incentive Share Purchase Plan ("ISPP")

  During the three months ended March 31, 2020, 144,605 common shares were subscribed for under the ISPP (2019 — 127,905) for a value of $5.9 million (2019 — $5.9 million). The total compensation cost recognized during the three months ended March 31, 2020 related to the ISPP was $2.0 million (2019 — $2.0 million).

  C)
  Restricted Share Unit ("RSU") Plan

  During the three months ended March 31, 2020, 303,037 (2019 — 404,100) RSUs were granted with a grant date fair value of $18.4 million (2019 — $16.3 million). In the first quarter of 2020, the Company funded the RSU plan by transferring $18.4 million (2019 — $16.3 million) to an employee benefit trust that then purchased common shares of the Company in the open market.

  Compensation expense related to the RSU plan was $6.6 million for the three months ended March 31, 2020 (2019 — $4.0 million). Compensation expense related to the RSU plan is included as part of the general and administrative line item of the condensed interim consolidated statements of (loss) income.

  D)
  Performance Share Unit ("PSU") Plan

  During the three months ended March 31, 2020, 167,500 (2019 — 190,500) PSUs were granted. In the first quarter of 2020, the Company funded the PSU plan by transferring $10.1 million (2019 — $7.7 million) to an employee benefit trust that then purchased common shares of the Company in the open market. During the quarter, the Company purchased an additional 117,648 shares to fulfill the payout of its 2017 PSU grant. The Company funded the purchase by transferring $7.0 million to an employee benefit trust that then purchased common shares of the Company in the open market. The purchase was treated as a treasury transaction and recognized directly in equity.

  Compensation expense related to the PSU plan was $2.3 million for the three months ended March 31, 2020 (2019 — $2.2 million). Compensation expense related to the PSU plan is included as part of the general and administrative line item of the condensed interim consolidated statements of (loss) income.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2020

13.   REVENUES FROM MINING OPERATIONS

  The Company has recognized the following amounts relating to revenue in the condensed interim consolidated statements of (loss) income:

	Three Months Ended March 31,
	2020	2019
Revenues from contracts with customers	$672,978	$531,907
Provisional pricing adjustments on concentrate sales	(1,100)	316

Total revenues from mining operations	$671,878	$532,223

  The following table sets out the disaggregation of revenues by metal:

	Three Months Ended March 31,
	2020	2019
Revenues from contracts with customers:
Gold	$649,679	$509,304
Silver	18,897	17,077
Zinc	1,054	2,585
Copper	3,348	2,941

Total revenues from contracts with customers	$672,978	$531,907

14.   DERIVATIVE FINANCIAL INSTRUMENTS

  Currency Risk Management

  The Company uses foreign exchange economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The Company is primarily exposed to currency fluctuations relative to the US dollar as a significant portion of the Company's operating costs and capital expenditures are denominated in foreign currencies; primarily the Canadian dollar, the Euro and the Mexican peso. These potential currency fluctuations increase the volatility of, and could have a significant impact on, the Company's production costs and capital expenditures. The economic hedges relate to a portion of the foreign currency denominated cash outflows arising from foreign currency denominated expenditures.

  As at March 31, 2020, the Company had outstanding derivative contracts related to $1,603.9 million of 2020, 2021 and 2022 expenditures (December 31, 2019 — $252.0 million). The Company recognized mark-to-market adjustments in the loss (gain) on derivative financial instruments line item of the condensed interim consolidated statements of (loss) income. The Company did not apply hedge accounting to these arrangements.

  Mark-to-market gains and losses related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations corroborated by option pricing models that utilize period-end forward pricing of the applicable foreign currency to calculate fair value.

  The Company's other foreign currency derivative strategies in 2020 and 2019 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for Canadian dollars and Mexican pesos. All of these derivative transactions expired prior to period-end such that no derivatives were outstanding as at March 31, 2020 or December 31, 2019. The call option premiums were recognized in the loss (gain) on derivative financial instruments line item of the condensed interim consolidated statements of (loss) income.

  Commodity Price Risk Management

  To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of diesel fuel costs associated primarily with its Nunavut's diesel fuel exposure as it relates to operating costs. There were derivative financial instruments outstanding as at March 31, 2020 relating to 48.3 million gallons of heating

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2020

14.   DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

  oil (December 31, 2019 — 12.0 million). The related mark-to-market adjustments prior to settlement were recognized in the loss (gain) on derivative financial instruments line item of the condensed interim consolidated statements of (loss) income. The Company did not apply hedge accounting to these arrangements.

  Mark-to-market gains and losses related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period end forward pricing to calculate fair value.

  The following table sets out a summary of the amounts recognized in the loss (gain) on derivative financial instruments line item of the condensed interim consolidated statements of (loss) income:

	Three Months Ended March 31,
	2020	2019
Premiums realized on written foreign exchange call options	$(585)	$(382)
Unrealized loss on warrants	1,863	25
Realized loss (gain) on currency and commodity derivatives	2,892	(131)
Unrealized loss (gain) on currency and commodity derivatives	38,432	(9,328)

Loss (gain) on derivative financial instruments	$42,602	$(9,816)

15.   OTHER EXPENSES

  The following table sets out a summary of the amounts recognized in the other expenses line item of the condensed interim consolidated statements of (loss) income:

	Three Months Ended March 31,
	2020	2019
Loss on disposal of property, plant and mine development (Note 8)	$664	$2,099
Interest income	(2,517)	(1,239)
Temporary suspension costs due to COVID-19	3,949	—
Other	2,444	1,008

Total other expenses	$4,540	$1,868

  In response to the Quebec Order issued on March 23, 2020 to close all non-essential businesses as a result of the COVID-19 pandemic, the Company took steps to ramp down its mining and exploration activities in the Abitibi region of Quebec (the LaRonde, LaRonde Zone 5, Goldex and Canadian Malartic mines and exploration properties). Each of these sites and properties has been placed on temporary suspension until April 13, 2020, and minimal work was to take place during that time. The Company also reduced activities at the Meliadine mine and Meadowbank Complex in Nunavut, which are serviced out of Quebec.

  Temporary suspension costs include primarily payroll and other incidental costs associated with maintaining the sites and properties, and payroll costs associated with employees who were not working during the period of reduced or suspended operations.

  All other costs incurred during the period of temporary suspension or reduced operations such as payroll costs associated with employees working remotely and performing their regular duties were recognized in the production, exploration and corporate development, and general and administrative lines in the condensed interim consolidated statements of (loss) income.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2020

16.   SEGMENTED INFORMATION

	Three Months Ended March 31, 2020
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$65,830	$(20,636)	$—	$45,194
LaRonde Zone 5 mine	22,643	(11,792)	—	10,851
Goldex mine	55,118	(19,958)	—	35,160
Meadowbank Complex	93,179	(89,366)	(756)	3,057
Meliadine mine	111,481	(54,255)	—	57,226
Canadian Malartic joint operation	105,702	(48,656)	(2,979)	54,067
Kittila mine	85,581	(43,671)	—	41,910

Total Northern Business	539,534	(288,334)	(3,735)	247,465

Southern Business:
Pinos Altos mine	63,938	(35,881)	—	28,057
Creston Mascota mine	29,428	(11,837)	—	17,591
La India mine	38,978	(20,050)	—	18,928

Total Southern Business	132,344	(67,768)	—	64,576

Exploration	—	—	(25,908)	(25,908)

Segment totals	$671,878	$(356,102)	$(29,643)	$286,133

Total segments income				$286,133
Corporate and other:
Amortization of property, plant and mine development				(153,509)
General and administrative				(30,543)
Finance costs				(27,762)
Loss on derivative financial instruments				(42,602)
Foreign currency translation loss				(3,846)
Other expenses				(4,540)

Income before income and mining taxes				$23,331

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2020

16.   SEGMENTED INFORMATION (Continued)

	Three Months Ended March 31, 2019
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$127,005	$(61,803)	$—	$65,202
LaRonde Zone 5 mine	10,754	(5,675)	—	5,079
Lapa mine	4,877	(2,844)	—	2,033
Goldex mine	44,038	(19,074)	—	24,964
Meadowbank Complex	60,935	(41,905)	(488)	18,542
Canadian Malartic joint operation	104,388	(49,759)	(49)	54,580
Kittila mine	63,839	(38,600)	—	25,239

Total Northern Business	415,836	(219,660)	(537)	195,639

Southern Business:
Pinos Altos mine	63,757	(29,658)	—	34,099
Creston Mascota mine	20,951	(9,836)	—	11,115
La India mine	31,679	(17,739)	—	13,940

Total Southern Business	116,387	(57,233)	—	59,154

Exploration	—	—	(24,913)	(24,913)

Segment totals	$532,223	$(276,893)	$(25,450)	$229,880

Total segments income				$229,880
Corporate and other:
Amortization of property, plant and mine development				(128,242)
General and administrative				(29,093)
Finance costs				(25,766)
Gain on derivative financial instruments				9,816
Foreign currency translation loss				(2,206)
Other expenses				(1,868)

Income before income and mining taxes				$52,521

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2020

16.   SEGMENTED INFORMATION (Continued)

  The following table sets out total assets by segment:

	Total Assets as at
	March 31, 2020	December 31, 2019
Northern Business:
LaRonde mine	$814,108	$794,503
LaRonde Zone 5 mine	65,796	66,553
Lapa mine	4,055	4,128
Goldex mine	294,709	295,139
Meadowbank Complex	879,305	883,422
Meliadine mine	2,135,708	2,139,845
Canadian Malartic joint operation	1,565,784	1,548,564
Kittila mine	1,342,074	1,317,322

Total Northern Business	7,101,539	7,049,476

Southern Business:
Pinos Altos mine	528,028	521,713
Creston Mascota mine	22,882	28,833
La India mine	260,709	264,498

Total Southern Business	811,619	815,044

Exploration	473,786	462,789

Corporate and other	1,308,986	462,576

Total assets	$9,695,930	$8,789,885

17.   COMMITMENTS AND CONTINGENCIES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at March 31, 2020, the total amount of these guarantees was $386.5 million.

  As at March 31, 2020 the Company had $100.5 million of commitments related to capital expenditures.

18.   SUBSEQUENT EVENTS

  Dividends Declared

  On April 30, 2020, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.20 per common share (a total value of approximately $48.2 million), payable on June 15, 2020 to holders of record of the common shares of the Company on June 1, 2020.

  COVID-19 Developments

  In response to a Quebec Order by the Government of Quebec to close all non-essential businesses as a result of the COVID-19 pandemic, the Company took steps to ramp down its operations in the Abitibi region of Quebec (the LaRonde, LaRonde Zone 5, Goldex and Canadian Malartic mines). During the period, each of the Quebec operations was placed on temporary suspension, and minimal work took place. The Company also reduced activities at the Meliadine mine and Meadowbank Complex in Nunavut, which are serviced out of Quebec, and suspended exploration activities in Canada. Certain costs incurred during the period of suspended or reduced operations for the three months ended March 31, 2020 are included in the other expenses line item of the condensed interim consolidated statements of (loss) income (see Note 15). On April 15, 2020, the Government of Quebec lifted the restrictions on mining operations and the Company took steps to restart operations in the Abitibi region with the plan to ramp up production gradually over a period of time.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2020

18.   SUBSEQUENT EVENTS (Continued)

  On April 2, 2020 the Government of Mexico issued a decree (the "Decree") relating to the COVID-19 pandemic requiring that all non-essential businesses suspend operations until April 30, 2020. In response to the Decree, mining operations at the Company's Mexico operations (Pinos Altos, Creston Mascota and La India mines) were ramped down. Most of the activity at these operations was suspended. On April 17, 2020 the Government of Mexico extended the suspension of non-essential businesses until May 30, 2020 with the possibility of earlier re-start on May 18, 2020 for businesses located in areas with few COVID-19 cases. The Company's mining operations and the exploration activities in Mexico remain suspended.

  There are significant uncertainties with respect to future developments and impact to the Company related to the COVID-19 pandemic, including the duration, severity and scope of the outbreak and the measures taken by governments the Company and others to contain the pandemic. As a cautionary measure given the prevailing uncertainty, in March 2020, the Company drew down $1,000.0 million on its $1,200.0 million Credit Facility. Subsequently to the end of the first quarter of 2020, in late April 2020, based on existing market conditions and the timing of the production ramp up of its operating mines, the Company repaid $500.0 million outstanding on its Credit Facility. After the repayment, $700.0 million was available for future drawdown under the Credit Facility.

QuickLinks

  Exhibit 99.1
First Quarter Report 2020
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) For the Three Months Ended March 31, 2020
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) For the Three Months Ended March 31, 2020
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) For the Three Months Ended March 31, 2020
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) For the Three Months Ended March 31, 2020
AGNICO EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, except share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF (LOSS) INCOME (thousands of United States dollars, except per share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME (thousands of United States dollars) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY (thousands of United States dollars, except share and per share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars) (Unaudited)
AGNICO EAGLE MINES LIMITED NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars, except share and per share amounts, unless otherwise indicated) (Unaudited) March 31, 2020